345 Park Avenue New York, NY 10154-1895	Direct 212.407.4000 Main 212.407.4000 Fax 212.407.4990

September 9, 2021

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Joe McCann

Lauren Hamill

Re:	Mountain Crest Acquisition Corp. II

Amendment No. 2 to Registration Statement on Form S-4

Filed on August 12, 2021

File No. 333-255493

Dear Mr. McCann and Ms. Hamill:

On behalf of Mountain Crest Acquisition Corp. II (the “Company”), we are hereby responding to the letter, dated September 1, 2021 (the “Comment Letter”), from the staff (the “Staff”) of the U.S. Securities and Exchange Commission, regarding the Amendment No. 2 to the Company’s Registration Statement on Form S-4, File No. 333-255493 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing an amendment to the Registration Statement (the “Amended Registration Statement”) with the Commission today.

*                  *                  *

Amendment No. 2 to Registration Statement on Form S-4 filed August 12, 2021

Better Therapeutics, Inc. , page 17

1.	We note your revised disclosure on page 171in response to prior comment 2 and reissue in part. Please revise your disclosure to specify the number of interviewees who “responded favorably” to the target product profile at each of the pricing ranges, or advise. With reference to your disclosure at the bottom of page 184, please revise the disclosure on page 17 to highlight your current plan to set pricing for BT-001 at a moderate discount to branded, oral glycemic control medications.

Los Angeles New York Chicago Nashville San Francisco Washington, DC Beijing Hong Kong www.loeb.com

U.S. Securities and Exchange Commission September 9, 2021 Page 2

Response: In response to the Staff’s comment BTX has amended its disclosure on pages 17 and 171.

Risk Factors, page 37

2.	We note your response to prior comment 14 and revised risk factor disclosure on page 46 regarding the real world use study of BT-001 that BTX and Steward Health Care Network formerly had planned to conduct in 2021 pursuant to a collaboration agreement. With a view to revised disclosure on page 184, please tell us whether this development negatively impacts your ability to optimize payer reimbursement coverage at or immediately following the time you hope to launch BT-001.

Response: In response to the Staff’s comment BTX respectfully notes that this development does not negatively impact BTX’s ability to optimize payer reimbursement coverage at or immediately following the launch of BT-001.

Key findings of the pilot study, page 163

3.	We note the revised disclosure on pages 164 and 170 in response to prior comment 7. You state that while the pilot study of BT-001 was not designed as a head-to-head comparison of BT-001 to oral medications, the data from the pilot “compare favorably to historical published data.” As it is unclear to what historical published data you refer, please identify the relevant research studies.

Response: In response to the Staff’s comment BTX has amended its disclosure on pages 163, 170 and 171.

General

4.	Please advise as to why you have deleted the Principal Stockholders of MCAD table that formerly appeared on page 150 of the registration statement. Refer to Item 6(d) of Schedule 14A and Item 403 of Regulation S-K.

Response: In response to the Staff’s comment the Company respectfully notes that the principal stockholders of MCAD table is included on page 221 of the Amended Registration Statement under the header “Security Ownership of Certain Beneficial Holders and Management” showing ownership both before and after the business combination under certain redemption scenarios as set forth therein.

Please do not hesitate to contact Andrei Sirabionian at (212) 407-4089 or Mitchell Nussbaum at (212) 407-4159 of Loeb & Loeb LLP or Arthur R. McGivern at (617) 570-1971 and Heidi E. Mayon at (650) 752-3227 of Goodwin Procter LLP with any questions or comments regarding this letter.

U.S. Securities and Exchange Commission September 9, 2021 Page 3

Sincerely,

/s/ Loeb & Loeb LLP

Loeb & Loeb LLP

cc:

Dr. Suying Liu

Mountain Crest Acquisition Corp. II

Kevin Appelbaum

Better Therapeutics Inc.